SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH December 18, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	December 17, 2008

TAM's Vice President of Finance Named Sector's Best CFO in Brazil for Second Consecutive Yea

Among airlines in the Institutional Investor rankings, the Company is the most shareholder-friendly and has the best CEO

São Paulo, December 18, 2008 – Libano Barroso, Vice President of Finance, Administration and IT of TAM (NYSE: TAM and Bovespa: TAMM4), was named the 2008 best Chief Financial Officer (CFO) in the Aerospace, Transportation and Industrial sector in Brazil in a survey conducted by the U.S.-based Institutional Investor Magazine among portfolio managers and analysts of some 200 domestic and foreign institutions. This is the second year in a row that the magazine has chosen Barroso.

"It is gratifying to be part of such as a ranking. It is in recognition of work that I did not just do by myself, but with the help of a competent team of TAM members," said Barroso. The CFO of TAM has a solid professional background of 17 years in finance. Prior to joining the airline, he worked for the Real, Nacional, and Safra banks, and with companies like Andrade Gutierrez Concessoes and CCR (Companhia de Concessoes Rodoviarias).

The Institutional Investor Magazine study results also include the top CEOs (Chief Executive Officers), as well as the country's most shareholder-friendly companies in each of the nine sectors. In the Brazilian Aerospace, Transport and Industry sector, TAM President Commander David Barioni Neto was the CEO who received the second highest number of votes, and the company was voted as the second most shareholder-friendly in Brazil. In the two categories, TAM was the best placed airline.

Institutional Investor Magazine has been published in the United States for fifty years and is considered mandatory reading by financial and executive leaders in many countries. Today, it has an average circulation of 130 thousand and is printed in two editions: international and Americas.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	MVL Comunicação
Fax: (55) (11) 5582-8149	Phone: (55) (11) 3594- 0302 / 0303 / 0304 / 0305 / 0306
invest@tam.com.br	equipetam@mvl.com.br
www.tam.com.br/ir	TAM
Media Relations
www.tam.com.br
www.taminforma.com.br

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market since July 2003, closing November with a 51.7% market share. The company flies to 42 destinations in Brazil. Through commercial agreements signed with regional companies, TAM reaches 79 different destinations in the Brazilian territory. TAM's market share among Brazilian airline companies operating international flights was 84.7% in November. Its overseas operations include direct flights to 18 destinations in the United States, Europe and South America: New York, Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Bariloche (Argentina), Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). In addition, the company maintains codeshare agreements, allowing seats to be shared on flights with international companies, which in turn enables passengers to travel to an additional 64 destinations in the U.S., South America, and Europe. A pioneer among Brazilian airline companies in the launching of a loyalty program, TAM currently has 5.2 million members and has issued over 6.4 million tickets through the point redemption program.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.